Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-219206

GS Finance Corp. $400,000 DAX® (EUR Price Index)-Linked Trigger Notes due 2020 guaranteed by The Goldman Sachs Group, Inc.

The notes do not bear interest.  The amount that you will be paid on your notes on the stated maturity date (July 23, 2020) is based on the performance of the DAX® (EUR Price Index) as measured from the trade date (January 17, 2020) to each of the averaging dates (July 14, 15, 16, 17 and 20, 2020).

If the final index level, which is the arithmetic average of the closing levels of the index on each of the averaging dates, is equal to or greater than 87.95% of the initial index level of 6,033.27, then the return on your notes will equal the greater of (i) 0% and (ii) the index return (the percentage increase or decrease in the final index level from the initial index level) times 1.5, subject to a maximum settlement amount of $1,100.5 for each $1,000 face amount of your notes.

If the final index level is less than 87.95% of the initial index level, then the return on your notes will equal the index return. Therefore, you could receive less than the face amount of your notes on the stated maturity date and you will lose your entire investment in the notes if the final index level is zero.

On the stated maturity date, for each $1,000 face amount of your notes you will receive an amount in cash equal to:

●if the final index level is equal to or greater than 87.95% of the initial index level, the sum of (a) $1,000 plus (b) the greater of:

●(i) the product of the index return times 1.5 times $1,000, subject to the maximum settlement amount of $1,100.5; and

●(ii) the product of 0% times $1,000; or

●if the final index level is less than 87.95% of the initial index level, the sum of (a) $1,000 plus (b) the product of the index return times $1,000.

You should read the disclosure herein to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-11.

The estimated value of your notes at the time the terms of your notes are set on the trade date is equal to approximately $989 per $1,000 face amount. For a discussion of the estimated value and the price at which Goldman Sachs & Co. LLC would initially buy or sell your notes, if it makes a market in the notes, see the following page.

Original issue date:	January 23, 2020	Original issue price:	100% of the face amount
Underwriting discount:	0.55% of the face amount[1]	Net proceeds to the issuer:	99.45% of the face amount

1 This includes a selling concession of up to 0.5%.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC	JPMorgan Placement Agent

Pricing Supplement No. 7,440 dated January 17, 2020.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Estimated Value of Your Notes

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman Sachs & Co. LLC (GS&Co.) and taking into account our credit spreads) is equal to approximately $989 per $1,000 face amount, which is less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately the estimated value of your notes at the time of pricing, plus an additional amount (initially equal to $6 per $1,000 face amount).

Prior to April 17, 2020, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market, which it is not obligated to do) will equal approximately the sum of (a) the then-current estimated value of your notes (as determined by reference to GS&Co.’s pricing models) plus (b) any remaining additional amount (the additional amount will decline to zero on a straight-line basis from the time of pricing through April 16, 2020). On and after April 17, 2020, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market) will equal approximately the then-current estimated value of your notes determined by reference to such pricing models.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series E program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc.  This prospectus includes this pricing supplement and the accompanying documents listed below.  This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

●Product supplement no. 1,740 dated July 10, 2017

●General terms supplement no. 6,993 dated November 22, 2019

●Prospectus supplement dated July 10, 2017

●Prospectus dated July 10, 2017

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. Please note that in this pricing supplement, references to “GS Finance Corp.”, “we”, “our” and “us” mean only GS Finance Corp. and do not include its subsidiaries or affiliates, references to “The Goldman Sachs Group, Inc.”, our parent company, mean only The Goldman Sachs Group, Inc. and do not include its subsidiaries or affiliates and references to “Goldman Sachs” mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries and affiliates, including us. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated July 10, 2017, references to the “accompanying prospectus supplement” mean the accompanying prospectus supplement, dated July 10, 2017, for Medium-Term Notes, Series E, references to the “accompanying general terms supplement no. 6,993” mean the accompanying general terms supplement no. 6,993 dated November 22, 2019, and references to the “accompanying product supplement no. 1,740” mean the accompanying product supplement no. 1,740, dated July 10, 2017, in each case of GS Finance Corp. and The Goldman Sachs Group, Inc. The notes will be issued under the senior debt indenture, dated as of October 10, 2008, as supplemented by the First Supplemental Indenture, dated as of February 20, 2015, each among us, as issuer, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York Mellon, as trustee. This indenture, as so supplemented and as further supplemented thereafter, is referred to as the “GSFC 2008 indenture” in the accompanying prospectus supplement.

This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Underlier-Linked Trigger Notes” on page S-36 of the accompanying product supplement no. 1,740 and “Supplemental Terms of the Notes” on page S-13 of the accompanying general terms supplement no. 6,993. Please note that certain features, as noted below, described in the accompanying product supplement no. 1,740 and general terms supplement no. 6,993 are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying product supplement no. 1,740 or the accompanying general terms supplement no. 6,993.

Key Terms

Issuer:	GS Finance Corp.
Guarantor:	The Goldman Sachs Group, Inc.
Underlier:	The DAX® (EUR Price Index) (Bloomberg symbol, “DAXK Index”), as published by STOXX Ltd.
Specified currency:	U.S. dollars (“$”)
Terms to be specified in accordance with the accompanying product supplement no. 1,740:

●type of notes: notes linked to a single underlier

●exchange rates: not applicable

●averaging dates: yes, as described below

●redemption right or price dependent redemption right: not applicable

●cap level: yes, as described below

●measurement period: not applicable

●buffer level: not applicable
●supplemental amount: not applicable
Face amount:

each note will have a face amount of $1,000; $400,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Denominations:	$10,000 and integral multiples of $1,000 in excess thereof

Purchase at amount other than face amount:

the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the cap level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-13 of this pricing supplement.

Supplemental discussion of U.S. federal income tax consequences:

you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the underlier, as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-43 of the accompanying product supplement no. 1,740. Pursuant to this approach, it is the opinion of Sidley Austin llp that upon the sale, exchange or maturity of your notes, it would be reasonable for you to recognize short-term capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes. Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to the FATCA withholding rules. Pursuant to recently proposed regulations, the Treasury Department has indicated its intent to eliminate the requirements under FATCA of withholding on gross proceeds from the sale, exchange, maturity or other disposition of relevant financial instruments. The Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization.

Cash settlement amount (on the stated maturity date):

for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

●if a trigger event does not occur, the sum of (i) $1,000 plus (ii) the greater of:

●the product of the underlier return times the upside participation rate times $1,000, subject to the maximum settlement amount; and

●the product of the contingent minimum return times $1,000; or

●if a trigger event occurs, the sum of (i) $1,000 plus (ii) the product of the underlier return times $1,000

Initial underlier level:	6,033.27

Final underlier level:

the arithmetic average of the closing levels of the underlier on each of the averaging dates, except in the limited circumstances described under “Supplemental Terms of the Notes —Consequences of a Market Disruption Event or a Non-Trading Day” on page S-20 of the accompanying general terms supplement no. 6,993 and subject to adjustment as provided under “Supplemental Terms of the Notes —

Discontinuance or Modification of an Underlier” on page S-24 of the accompanying general terms supplement no. 6,993

Underlier return:	the quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a percentage
Upside participation rate:	150%
Cap level:	106.7% of the initial underlier level
Maximum settlement amount:	$1,100.5
Trigger event:	the final underlier level has declined, as compared to the initial underlier level, by more than the trigger buffer amount
Trigger buffer amount:	12.05%
Contingent minimum return:	0%
Trade date:	January 17, 2020
Original issue date (settlement date):	January 23, 2020
Determination date:

the final averaging date, July 20, 2020, subject to adjustment as described under “Supplemental Terms of the Notes — Averaging Dates” on page S-15 of the accompanying general terms supplement no. 6,993

Stated maturity date:	July 23, 2020, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-13 of the accompanying general terms supplement no. 6,993
Averaging dates:

July 14, 2020, July 15, 2020, July 16, 2020, July 17, 2020 and July 20, 2020, each subject to postponement as described under “Supplemental Terms of the Notes — Averaging Dates” on page S-15 of the accompanying general terms supplement no. 6,993

No interest:	the offered notes do not bear interest
No listing:	the offered notes will not be listed on any securities exchange or interdealer quotation system
No redemption:	the offered notes will not be subject to redemption right or price dependent redemption right
Closing level:	as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Closing Level” on page S-29 of the accompanying general terms supplement no. 6,993
Business day:	as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-28 of the accompanying general terms supplement no. 6,993
Trading day:	as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Trading Day” on page S-28 of the accompanying general terms supplement no. 6,993
Use of proceeds and hedging:	as described under “Use of Proceeds” and “Hedging” on page S-41 of the accompanying product supplement no. 1,740
ERISA:	as described under “Employee Retirement Income Security Act” on page S-50 of the accompanying product supplement no. 1,740

Supplemental plan of distribution; conflicts of interest:

as described under “Supplemental Plan of Distribution” on page S-51 of the accompanying product supplement no. 1,740 and “Plan of Distribution — Conflicts of Interest” on page 94 of the accompanying prospectus; GS

Finance Corp. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $15,000.

GS Finance Corp. will sell to Goldman Sachs & Co. LLC (“GS&Co.”), and GS&Co. will purchase from GS Finance Corp., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of 0.5% of the face amount. GS&Co. is an affiliate of GS Finance Corp. and The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder. We have been advised that GS&Co. will also pay a fee in connection with the distribution of the notes to SIMON Markets LLC, a broker-dealer affiliated with GS Finance Corp.

We will deliver the notes against payment therefor in New York, New York on January 23, 2020. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Calculation agent:	GS&Co.
CUSIP no.:	40056YC28
ISIN no.:	US40056YC281
FDIC:	the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

Additional Terms Specific to Your Notes

You should read this pricing supplement together with the prospectus dated July 10, 2017, the prospectus supplement dated July 10, 2017, the general terms supplement no. 6,993 dated November 22, 2019 and the product supplement no. 1,740 dated July 10, 2017. You may access these documents on the SEC website at sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated July 10, 2017:

https://www.sec.gov/Archives/edgar/data/886982/000119312517224447/d356650d424b2.htm

Prospectus supplement dated July 10, 2017:

https://www.sec.gov/Archives/edgar/data/886982/000119312517224493/d393410d424b2.htm

General terms supplement no. 6,993 dated November 22, 2019:

https://www.sec.gov/Archives/edgar/data/886982/000156459019044235/gs-424b2.htm

Product supplement no. 1,740 dated July 10, 2017:

https://www.sec.gov/Archives/edgar/data/886982/000119312517224515/d393379d424b2.htm

HYPOTHETICAL EXAMPLES

The following examples are provided for purposes of illustration only.  They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical underlier levels on the averaging dates could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the life of your notes, and no one can predict what the underlier level will be on any averaging date. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below such as interest rates, the volatility of the underlier, the creditworthiness of GS Finance Corp., as issuer, and the creditworthiness of The Goldman Sachs Group, Inc., as guarantor. In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by GS&Co.) is less than the original issue price of your notes.  For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes” on page PS-11 of this pricing supplement.  The information in the examples also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Upside participation rate	150%
Cap level	106.7% of the initial underlier level
Maximum settlement amount	$1,100.5
Contingent minimum return	0%
Trigger buffer amount	12.05%
Neither a market disruption event nor a non-trading day occurs on any of the originally scheduled averaging dates
No change in or affecting any of the underlier stocks or the method by which the underlier sponsor calculates the underlier
Notes purchased on original issue date at the face amount and held to the stated maturity date

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement.  For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical Closing Levels of the Underlier” below.  Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.  Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level.  The amounts in the middle column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level, assuming that a trigger event does not occur (i.e., the final underlier level has not declined, as compared to the initial underlier level, by more than the trigger buffer amount), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level, assuming that a trigger event occurs (i.e., the final underlier level has declined, as compared to the initial underlier level, by more than the trigger buffer amount),and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level and the assumptions noted above.

Hypothetical Final Underlier Level	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
(as Percentage of Initial Underlier Level)	Trigger Event has not occurred	Trigger Event has occurred
150.000%	110.050%	N/A
140.000%	110.050%	N/A
130.000%	110.050%	N/A
120.000%	110.050%	N/A
110.000%	110.050%	N/A
106.700%	110.050%	N/A
106.000%	109.000%	N/A
104.000%	106.000%	N/A
102.000%	103.000%	N/A
100.000%	100.000%	N/A
95.000%	100.000%	N/A
90.000%	100.000%	N/A
87.950%	100.000%	N/A
87.949%	N/A	87.949%
60.000%	N/A	60.000%
50.000%	N/A	50.000%
25.000%	N/A	25.000%
0.000%	N/A	0.000%

If, for example, a trigger event has occurred and the final underlier level were determined to be 50.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 50.000% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 50.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).

If, for example, a trigger event has not occurred and the final underlier level were determined to be 95.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 100.000% of the face amount of your notes, as shown in the table above. Since a trigger event has not occurred and the hypothetical underlier return of -5.000% is less than the contingent minimum return of 0.000%, the cash settlement amount that we would deliver on your notes at maturity would be 100.000% of the face amount of your notes, as shown in the table above. If, however, the final underlier level were determined to be 106.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 109.000% of the face amount of your notes, as shown in the table above. Since a trigger event has not occurred and the hypothetical underlier return of

6.000% times the upside participation rate of 150% is greater than the contingent minimum return of 0.000%, the cash settlement amount that we would deliver on your notes at maturity would be 109.000% of the face amount of your notes as shown in the table above.  In addition, if the final underlier level were determined to be 150.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 110.050% of each $1,000 face amount of your notes, as shown in the table above.  As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level over 106.700% of the initial underlier level.

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the averaging dates and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes.  The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Underlier-Linked Trigger Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-33 of the accompanying product supplement no. 1,740.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date.  The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual final underlier level determined by the calculation agent as described above.  Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate.  Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus, in the accompanying prospectus supplement, under “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 6,993 and under “Additional Risk Factors Specific to the Underlier-Linked Trigger Notes” in the accompanying product supplement no. 1,740. You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, the accompanying prospectus supplement, the accompanying general terms supplement no. 6,993 and the accompanying product supplement no. 1,740. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to GS&Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth above under “Estimated Value of Your Notes”; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, the creditworthiness of GS Finance Corp., as issuer, the creditworthiness of The Goldman Sachs Group, Inc., as guarantor, and other relevant factors.  The price at which GS&Co. would initially buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models.  As agreed by GS&Co. and the distribution participants, this excess (i.e., the additional amount described under “Estimated Value of Your Notes”) will decline to zero on a straight line basis over the period from the date hereof through the applicable date set forth above under “Estimated Value of Your Notes”.  Thereafter, if GS&Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time.  The price at which GS&Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed above under “Estimated Value of Your Notes”, GS&Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes.  These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others.  See “Additional Risk Factors Specific to the Underlier-Linked Trigger Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-33 of the accompanying product supplement no. 1,740.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity.  In return for such payment, GS&Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted.  If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness or the creditworthiness or perceived creditworthiness of The Goldman Sachs Group, Inc. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.  This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Underlier-Linked Trigger Notes — Your Notes May Not Have an Active Trading Market” on page S-33 of the accompanying product supplement no. 1,740.

The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor

Although the return on the notes will be based on the performance of the underlier, the payment of any amount due on the notes is subject to the credit risk of GS Finance Corp., as issuer of the notes, and the credit risk of The Goldman Sachs Group, Inc., as guarantor of the notes. The notes are our unsecured obligations. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Similarly, investors are dependent on the ability of The Goldman Sachs Group, Inc., as guarantor of the notes, to pay all amounts due on the notes, and therefore are also subject to its credit risk and to changes in the market’s view of its creditworthiness. See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series E Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement and “Description of Debt Securities We May Offer — Guarantee by The Goldman Sachs Group, Inc.” on page 42 of the accompanying prospectus.

The Cash Settlement Amount on Your Notes Is Linked to the Closing Level of the Underlier on Five Averaging Dates

The underlier return will be based on the arithmetic average of the underlier closing levels on each of the five averaging dates (each of which is subject to postponement in the case of market disruption events or non-trading days), and therefore not the simple performance of the underlier over the life of your notes.  For example, if the closing level of the underlier dramatically increased on the last averaging date (in other words, the determination date), the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked only to the closing level of the underlier on that last averaging date.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the DAX® (EUR Price Index) as measured from the initial underlier level to the closing level on each of the averaging dates.  If a trigger event has occurred, the amount in cash you will receive on your notes on the stated maturity date, if any, will be less than the face amount of your notes.  Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes.  Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Return on Your Notes May Change Significantly Despite Only a Small Change in the Underlier Level

If a trigger event occurs, you will receive less than the face amount of your notes and you could lose all or a substantial portion of your investment in the notes. This means that while a 12.05% drop between the initial underlier level and the final underlier level will not result in a loss of principal on the notes (since a trigger event will not have occurred), a decrease in the final underlier level to less than 87.95% of the initial underlier level may result in a loss of a significant portion of the principal amount of the notes despite only a small change in the underlier level.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the cash settlement amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Potential for the Value of Your Notes to Increase Will Be Limited

Your ability to participate in any change in the value of the underlier over the life of your notes will be limited because of the cap level.  The maximum settlement amount will limit the cash settlement amount you may receive for each of your notes at maturity, no matter how much the level of the underlier may rise beyond the cap level over the life of your notes.  Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlier.

You Have No Shareholder Rights or Rights to Receive Any Underlier Stock

Investing in your notes will not make you a holder of any of the underlier stocks.  Neither you nor any other holder or owner of your notes will have any rights with respect to the underlier stocks, including any voting rights, any right to receive dividends or other distributions, any rights to make a claim against the underlier stocks or any other rights of a holder of the underlier stocks.  Your notes will be paid in cash and you will have no right to receive delivery of any underlier stocks.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement.  The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the cap level on the return on your investment will depend upon the price you pay for your notes relative to face amount.  For example, if you purchase your notes at a premium to face amount, the cap level will only permit a lower percentage increase in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

An Investment in the Offered Notes Is Subject to Risks Associated with Foreign Securities

The value of your notes is linked to an underlier that is comprised of stocks from one or more foreign securities markets. Investments linked to the value of foreign equity securities involve particular risks. Any foreign securities market may be less liquid, more volatile and affected by global or domestic market developments in a different way than are the U.S. securities market or other foreign securities markets. Both government intervention in a foreign securities market, either directly or indirectly, and cross-shareholdings in foreign companies, may affect trading prices and volumes in that market. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission. Further, foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

The prices of securities in a foreign country are subject to political, economic, financial and social factors that are unique to such foreign country's geographical region. These factors include: recent changes, or the possibility of future changes, in the applicable foreign government's economic and fiscal policies; the possible implementation of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities; fluctuations, or the possibility of fluctuations, in currency exchange rates; and the possibility of outbreaks of hostility, political instability, natural disaster or adverse public health developments. The United Kingdom is expected to withdraw from the European Union on January 31, 2020 (commonly referred to as “Brexit”). The effect of Brexit is uncertain, and Brexit has and may continue to contribute to volatility in the prices of securities of companies located in Europe and currency exchange rates, including the valuation of the euro and British pound in particular. Any one of these factors, or the combination of more than one of these factors, could negatively affect such foreign securities market and the price of securities therein. Further, geographical regions may react to global factors in different ways, which may cause the prices of securities in a foreign securities market to fluctuate in a way that differs from those of securities in the U.S. securities market or other foreign securities markets. Foreign economies may also differ from the U.S. economy in important respects, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency, which may have a positive or negative effect on foreign securities prices.

Your Notes Are Linked to An Underlier Whose Underlier Stocks Are Traded in a Foreign Currency But Not Adjusted to Reflect Their U.S. Dollar Value, And, Therefore, the Return on Your Notes Will Not Be Adjusted for Changes in the Foreign Currency Exchange Rate

Your notes are linked to an underlier whose underlier stocks are traded in a foreign currency but not adjusted to reflect their U.S. dollar value.  The amount payable on your notes at maturity will not be adjusted for changes in the applicable exchange rate.  The amount payable on the stated maturity date will be based solely upon the overall change in the level of the underlier over the life of your notes.  Changes in foreign currency exchange rates, however, may reflect changes in the economy of the foreign countries in which the underlier’s component stocks are listed that, in turn, may affect the level of the underlier.

Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion of income in respect of your notes.

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as your notes, and any such guidance could adversely affect the tax treatment and the value of your notes.  Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax.  Furthermore, in 2007,  legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such instruments even though there will be no interest payments over the term of such instruments.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences” on page S-43 of the accompanying product supplement no. 1,740. You should consult your tax advisor about this matter.  Except to the extent otherwise provided by law, GS Finance Corp. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-43 of the accompanying product supplement no. 1,740 unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

United States Alien Holders Should Consider the Withholding Tax Implications of Owning the Notes

The Treasury Department has issued regulations under which amounts paid or deemed paid on certain financial instruments (“871(m) financial instruments”) that are treated as attributable to U.S.-source dividends could be treated, in whole or in part depending on the circumstances, as a “dividend equivalent” payment that is subject to tax at a rate of 30% (or a lower rate under an applicable treaty), which in the case of any amounts a United States alien holder receives upon the sale, exchange, or maturity of the notes, could be collected via withholding. If these regulations were to apply to the notes, we may be required to withhold such taxes if any U.S.-source dividends are paid on any of the stocks included in the underlier during the term of the notes. We could also require a United States alien holder to make certifications (e.g., an applicable Internal Revenue Service Form W-8) prior to the maturity of the notes in order to avoid or minimize withholding obligations, and we could withhold accordingly (subject to the United States alien holder’s potential right to claim a refund from the Internal Revenue Service) if such certifications were not received or were not satisfactory. If withholding was required, we would not be required to pay any additional amounts with respect to amounts so withheld. These regulations generally will apply to 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) issued (or significantly modified and treated as retired and reissued) on or after January 1, 2023, but will also apply to certain 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) that have a delta (as defined in the applicable Treasury regulations) of one and are issued (or significantly modified and treated as retired and reissued) on or after January 1, 2017.  In addition, these regulations will not apply to financial instruments that reference a “qualified index” (as defined in the regulations).  We have determined that, as of the issue date of your notes, your notes will not be subject to withholding under these rules.  In certain limited circumstances, however, you should be aware that it is possible for United States alien holders to be liable for tax under these rules with respect to a combination of transactions treated as having been entered into in connection with each other even when no withholding is required.  You should consult your tax advisor concerning these regulations, subsequent official guidance and regarding any other possible alternative characterizations of your notes for U.S. federal income tax purposes.

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes. The discussion in that section is hereby modified to reflect regulations proposed by the Treasury Department indicating its intent to eliminate the requirements under FATCA of withholding on gross proceeds from the sale, exchange, maturity or other disposition of relevant financial instruments. The Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization.

THE UNDERLIER

The DAX® (EUR Price Index), which we refer to as the DAX® Index or the index, is a free float market capitalization-weighted index that tracks the 30 largest and most liquid companies listed on the FWB® Frankfurt Stock Exchange (“FWB®”) in the Prime Standard segment. The weight of any single component in the DAX® Index is capped at 10% of the DAX® Index capitalization, measured quarterly.  The DAX® Index is a price index, which measures the actual price performance and is only adjusted for income from special distributions.

The DAX® Index has been calculated, published and disseminated since July 1, 1988, based on an initial index value of 1,000 as of December 30, 1987. With effect to August 2019 Deutsche Börse AG transferred the administration of the DAX® Index to its affiliate STOXX Ltd. The level of the DAX® Index is disseminated, and additional information about the DAX® Index is published, on the DAX® Index website: dax-indices.com.  We are not incorporating by reference the website or any material it includes in this pricing supplement.  We have obtained all information about the DAXÒ Index from the DAXÒ Index website without independent verification.  STOXX Ltd. is under no obligation to continue to publish the DAX® Index and may discontinue publication of the DAX® Index at any time. The DAX® Index is reported by Bloomberg L.P. under the ticker symbol “DAXK.”

DAXÒ Index Components.

As of January 10, 2020, the top ten component stocks of the DAXÒ Index, by weight, were:  SAP SE (10.11%); Linde AG (9.47%); Allianz SE (8.58%); Siemens AG (8.28%); Bayer AG (6.93%); BASF SE (5.66%); adidas AG (5.20%); Deutsche Telekom AG (4.54%); Daimler AG (3.88%) and Munich Re Group (3.55%).

As of January 10, 2020, the countries which comprise the index represent the following weights in the index: Germany (90.53%) and Ireland (9.47%).

As of January 14, 2020, the sector weightings which comprise the index are: Chemicals (15.73%), Insurance (12.12%), Pharmaceutical and Healthcare (11.50%), Software (11.30%), Automobile (10.50%), Industrial (9.59%), Consumer (7.72%), and Others (21.55%). Sector designations are determined by Stoxx Ltd. using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

DAXÒ Index Composition

Eligibility Criteria

Each company listed on the Xetra® may apply for a listing in either the General Standard Segment of the FWB®, the Prime Standard Segment or Scale Segment of the FWB®.  In order to be listed in the Prime Standard Segment, issuers are required to maintain higher transparency standards subsequent to admission.

To be included or to remain in the DAXÒ Index, companies have to satisfy certain prerequisites.  All classes of shares must:

•

be listed in the Prime Standard Segment of the FWB® (i.e., there is no public information on the existence of an application for revocation pursuant to Section 46 of the Exchange Rules for the FWB®. Confidential information available to the Listing Services Department of STOXX Ltd. cannot be considered for these purposes.);

•	be traded continuously on Deutsche Börse AG’s electronic trading system, XetraÒ;
•	have a minimum free float of at least 10%; and
•	have legal headquarters or operating headquarters in Germany.

Foreign companies have expanded eligibility criteria to be included in the DAXÒ Index. In addition to the criteria listed above, a foreign company must either:

•	have a registered office or an operating headquarters in Germany; or
•

have a focus of trading volume on XetraÒ and have its legal headquarters in the European Union (“EU”) or in the European Free Trade Association (“EFTA”). A company’s share class focuses its trading volume on XetraÒ if at least 33% of its total turnover within the EU or the EFTA has been transacted via Xetra ® over the last 12 months. The total turnover includes the turnover of all stock listings of the company’s share class that arise due to trading on regulated exchanges or multilateral trading facilities inside the EU/EFTA.

“Legal headquarters” is defined as the operating center (head office) of commercial companies, which is generally specified in the company’s articles of association. “Operating headquarters” is defined as the location of (part of) the executive management or (part of) the administrative management.

DAXÒ Index Selection — Ranking List

Once these basic eligibility prerequisites are satisfied, components are selected for the DAXÒ Index based on two quantitative criteria: order book volume and free-float market capitalization, which is determined by reference to a ranking list created and published monthly by STOXX Ltd..  The reporting date for collecting data is the last trading day of the month for which the ranking list is created. To create the ranking list, the parameters relevant for the allocation of a rank—order book volume and free float market capitalization— are recorded and rankings are assigned for each parameter, and the index eligibility criteria are checked on the reporting date.

All of the share classes listed on the Prime Standard Segment on XetraÒ are listed on the ranking list.  A rank is assigned only to companies which satisfy all prerequisites for inclusion in the DAXÒ Index and can therefore be considered for index inclusion. Companies that are first listed on XetraÒ must be listed for a minimum of 30 trading days. Share classes that do not satisfy all eligibility criteria, as well as companies that do not satisfy the additional criteria for foreign companies even if they are listed in the DAXÒ Index, will also be included on the ranking list.  However, they will not be assigned a rank.  Each ISIN code under which shares in a company are traded is considered a separate class in this regard. If a company has several share classes, only the largest and most liquid share class is given a ranking as measured by a combined metric of market capitalization and order book turnover. If the share classes are evaluated equally based on the metric created above, the most liquid one gets a rank.

If a foreign company does not meet the trading criteria on XetraÒ on the monthly ranking list, the company will not be ranked. A foreign company will only be ranked once it meets the trading criteria on XetraÒ again.

For selection to the index, the Advisory Board (as defined below) advises STOXX Ltd. and uses the free float capitalization and order book volume rankings on the most recently published ranking list as a basis for decision-making at its quarterly meetings and in connection with ordinary and extraordinary adjustments to the DAXÒ Index discussed below.

Order Book Volume. Order book volume is defined as the sum of the daily turnover of a class of shares as determined on the FWBÒ over the preceding 12 months. If the order book volumes of a company are not available for the whole 12-month period due to the time of its commencement of trading or its initial listing, the order book volumes of the first 20 trading days are disregarded, and the remainder of the relevant data is linearly extrapolated for 12 months.  This procedure, however, is only applicable to companies which have been traded for at least 30 days as per the reporting date, taking order book volumes of at least 10 days into account for extrapolation purposes.

In the case of a merger of two companies, the order book volumes of both companies are aggregated, provided that both companies had been listed on the FWBÒ prior to the merger. As a prerequisite for the aggregation of the order book volumes, the non-surviving company or the non-surviving companies are no longer listed separately on the Prime Segment Standard of the FWB®.  At this stage, the order book volumes will be aggregated retroactively for the allocation of a rank.

Free Float Market Capitalization. Free-float market capitalization is equal to the product of market capitalization times the free-float factor (as described below). A volume-weighted average price over 20 trading days (20-trading day VWAP) is used to calculate the free float market capitalization. This is calculated for each share class as the average value of daily volume-weighted average prices (VWAP) based on XetraÒ prices of the last 20 trading days. The 20-trading day VWAP on the last trading day of a month is used to create the ranking list.

Free float refers to the freely tradeable shares of a company that are not held in fixed ownership. For the determination of the free float in the DAXÒ Index, the following rules apply:

•

All shareholdings of an owner which, on an accumulated basis, account for at least 5% of a company’s share capital attributed to a class of shares are considered to be non-free float.  Shareholdings of an owner also include shareholdings:

o	held by the family of the owner, as defined by Section 19 of the Market Abuse Regulation (MAR);
o	for which there is a pooling arrangement in which the owner has an interest;
o	managed or kept in safe custody by a third party for the account of the owner;
o	held by a company which the owner controls, as defined by Section 290 (2) of the German Commercial Code (HCG); or
o	subject to a statutory or contractual qualifying period of at least six months.
•	Shareholdings of an owner do not include shareholdings of:
o	asset managers and trust companies;
o	funds and pension funds; or
o	investment companies or foreign investment companies in their respective special fund assets insofar as they are held as part of short-term investment strategies and the size of a shareholding does not exceed 25% of a company’s share capital. This does not apply to shareholdings held by venture capital companies, government funds or shareholdings held by their financial agencies, or supranational funds.

In this context, shares for which the acquirer has at the time of purchase clearly and publicly stated that strategic goals are being pursued and that the intention is to actively influence the company policies and ongoing business of the company in the long-term are not considered a short-term investment. In addition, shares having been acquired through a public purchase offer will not be considered a short-term investment.

Shares of an owner that are subject to statutory or contractual qualifying period of at least six months with regard to their disposal and shares held by the issuing company (treasury shares) are always considered fixed holdings, irrespective of the size of a shareholding.

In case of an ongoing takeover, shares that are under the control of the acquiring companies via derivatives will also be considered for the determination of the stock’s free float.  The derivatives need to be subject to registration according to legislation in the German Securities Trading Act (WpHG) and the German Securities Acquisition and Takeover Act (“WpUG”).

The criteria discussed above are also fully applied to classes of shares that are subject to restrictions on ownership.  For the purpose of the determination of the free float as described above, each ISIN code under which shares are traded is considered a separate class.

If STOXX Ltd. determines and publishes a company’s free float within the framework of a scheduled chaining as described below under “Chaining Process”, this free float factor will only be changed or corrected at the next scheduled chaining date.

DAXÒ Index Maintenance

The Advisory Board for Equity Indices (“Arbeitskreis Aktienindizes”) (the “Advisory Board”) provides advice on topics related to indices administered by STOXX Ltd. It is an advisory body consisting of employees appointed by STOXX Ltd. and representatives of other national and international financial institutions. The Advisory Board usually meets no later than the sixth trading day in each March, June, September and December, although extraordinary meetings may also be convened. Although STOXX Ltd. generally makes decisions regarding the index in consultation with the Advisory Board, decisions in relation to the composition of the index are ultimately the responsibility of STOXX Ltd. The Advisory Board does not take binding decisions on behalf of STOXX Ltd.

The composition of the DAXÒ Index is reviewed exclusively on the basis of the two quantitative criteria referred to above – order book volume and free-float market capitalization. The currently valid ranking list always forms the basis for the application of the selection rules discussed below. Decisions regarding changes to the composition of the index are published by way of a press release after 10:00 p.m. Central European Time on the third trading day in March, June, September and December and online at dax-indices.com. We are not incorporating by reference the website or any material it includes in this pricing supplement. In exceptional cases, such as recently announced takeovers or significant changes to the free-float, STOXX Ltd. may deviate from the rules discussed below.

On a quarterly basis in each March, June, September and December, the DAXÒ Index is subject to ordinary adjustment in the following manner:

•

Fast Exit Rule (45/45 candidate rank and 35/35, 35/40 and 35/45 alternative candidate rank): A DAXÒ Index company is replaced if its ranking is worse than the candidate rank of 45 in either the free float market capitalization criterion or the order book volume criterion. In this case, the company will be replaced by a company with the highest free-float market capitalization that has the corresponding ranking positions for both criteria in the alternative candidate rank (35/35). If there are no companies that meet these conditions, the successor is determined by relaxing the order book volume criterion twice gradually, each time by five ranks (35/40, then 35/45). If there is still no company that meets these conditions, the company with a free-float market capitalization of less than or equal to 35 in the index which has the highest turnover (in the preceding twelve months) will be the successor.

•

Fast Entry Rule (25/25 candidate rank and 35/35 alternative candidate rank):  A company may be included in the DAXÒ Index if it has a candidate rank of 25 or better in both the free-float market capitalization criterion and the order book volume criterion. In exchange, a company in the index with the lowest free float market capitalization that is ranked worse than 35 in either the free float market capitalization criterion or the order book volume criterion will be removed from the index. If there are no companies that meet these conditions, the company with the lowest free float market capitalization is removed.

On an annual basis in September, the MDAXÒ Index is subject to ordinary adjustment in the following manner:

•

Regular Exit Rule (40/40 candidate rank and 35/35 alternative candidate rank):  A company in the DAXÒ Index will be replaced if its ranking in either the free-float market capitalization criterion or the order book volume criterion is worse than 40. In this case, it is replaced by a company with the highest free-float market capitalization that is ranked 35 or higher in both the free float market capitalization criterion and the order book volume criterion. Notwithstanding the previous sentences, if no such candidate exists, no change takes place.

•

Regular Entry Rule (30/30 candidate rank and 35/35 alternative candidate rank):  A company will be included in the DAXÒ Index if it has a rank of 30 or better in both the free-float market capitalization criterion and the order book volume criterion. In exchange, the company in the index with the lowest free-float market capitalization that is ranked worse than 35 in either the free float market capitalization criterion or the order book volume criterion will be removed from the index. Notwithstanding the previous sentences, if no such candidate exists, no change takes place.

Extraordinary adjustments

Extraordinary adjustments to the composition of the DAXÒ Index must be made upon the occurrence of specific events discussed below. A successor company is selected based on the most recently published ranking list and the ordinary adjustment rules listed above. Any extraordinary adjustments take place after the press release announcement published by Deutsche Börse AG, with a notice period of two trading days.

•

Insolvency of a Company. Companies for which insolvency proceedings are rejected for lack of assets, or which are currently in liquidation, are immediately removed from the DAXÒ Index. In contrast, companies that filed an application for the opening of insolvency proceedings are only removed from the DAXÒ Index in the course of the next quarterly review of the composition of the DAXÒ Index.  This also holds true once the insolvency proceedings are commenced.

•

Breach of the Eligibility Criteria. Companies that no longer meet the requirements in order to remain in the DAXÒ Index regarding the minimum free float, Prime Standard Segment listing or continuous trading are removed from the index insofar as STOXX Ltd. becomes aware of this via the “Fast Exit Rule.” In justified cases (for example, in case of inclusion of the acquiring company in the DAXÒ Index), the replacement can be delayed by up to ten trading days.  Where non-compliance with these rules on a future date is already certain, the relevant company may be replaced as early as on the next chaining date.  Companies that no longer meet the additional requirements for foreign companies will not be immediately removed from the DAXÒ Index, but will be reviewed during the next quarterly review.

•

Extraordinary Free-Float Adjustments. If the free float factor of a company included in a selection index changes by more than 10 percentage points during the period between two regular chaining dates due to a corporate action (for example, due to a subscription right or changes in share capital), the free float factor will be updated extraordinarily. STOXX Ltd. will announce the new free float factor at least two trading days before the change becomes effective.

Free float adjustments resulting from ongoing acquisitions (acquisitions as defined by WpUG) will be made extraordinarily in the index after the initial announcement and the final announcement at the end of each offer period. Index changes will be announced two trading days before the change becomes effective. Shares held in fixed ownership will remain unchanged until further information (according to the WPHG or other official sources) becomes available.

The extraordinary adjustment in each case will be carried out as described below under “Chaining Process”, with the only difference being that the DAX® Index composition will not be changed and only the free float factor of the affected company will be updated.

•

Mergers and Acquisitions. In cases of mergers and acquisitions, extraordinary adjustments depend on the occurrence of two possible scenarios: (1) where the absorbing or emerging company meets the eligibility criteria for inclusion in the DAX® Index, as soon as the free float of the absorbed company falls below 10%, the absorbed company is removed from the DAX® Index and is replaced by the absorbing or emerging company on the same date; (2) where the absorbing or emerging company is already included in the DAX® Index or does not meet the eligibility criteria for inclusion in the DAX® Index, as soon as the free float of the absorbed company falls below 10%, the absorbed company is removed from the DAX® Index and, on the same date, the absorbed company is replaced by a new company.

DAXÒ Index Calculation

The DAX® Index is weighted by free-float market capitalization.  The DAX® Index is a price index, which measures the actual price performance and is only adjusted for income from special distributions.

The DAX® Index is conceived according to the Laspeyres formula set out below:

where:

cit	=	Adjustment factor of company i at time t
ffiT	=	Free-float factor of share class i at time T
n	=	Number of stocks in the DAX® Index
pi0	=	Closing price of share i on the trading day before the first inclusion in the DAX® Index
pit	=	Price of share i at time t
qi0	=	Number of shares of company i on the trading day before the first inclusion in the DAX® Index
qiT	=	Number of shares of company i at time T
t	=	calculation time of the DAX® Index
KT	=	DAX® Index-specific chaining factor valid as of chaining date T
T	=	Date of the last chaining
Base	=	Value of the index at base date

The formula set out below is equivalent in analytic terms, but designed to achieve relative weightings:

The calculation of the DAX® Index can be reproduced in simplified terms by using the expression Fi:

•	Multiply the current price by the respective Fi weighting factor;
•	Take the sum of these products; and

•	Divide this by the base value (A) which remains constant until a modification in the DAX® Index composition occurs.

The Fi factors provide information on the number of shares required from each company to track the index portfolio.

Calculation Frequency.

The DAX® Index calculation is performed on every trading day for the FWB, using prices traded on Xetra®, whereby the last determined prices are used. The DAX® Index is calculated once a day, at the close of trading. As long as opening prices for individual shares are not available, the particular closing prices of the previous day are taken instead for calculating the DAX® Index.

In the event of a suspension during trading hours, the last price determined before such a suspension is used for all subsequent computations.  If such suspension occurs before the start of trading, the closing price of the previous day is used instead. The closing index level is calculated using the respective closing prices (or last prices) established on Xetra®.

DAXÒ Index Weighting and Cap Limit

The DAXÒ Index is free float market cap-weighted, whereby the weight of any individual component is proportionate to its respective share in the overall free-float market capitalization of all DAXÒ Index component stocks.

Weighting in the DAXÒ Index is based exclusively on the free float portion of share capital attributable to each share class.  The number of shares comprising the share capital and the free float factor are updated quarterly during the regular “chaining” process. During the chaining process, the number of shares of individual companies is capped for the DAXÒ Index to achieve a limited weight of such companies within the DAXÒ Index.  Components of the DAXÒ Index are subject to a weighting cap of 10%. Initially the index weightings are calculated with the entire free float market capitalization. In a second step, it is checked whether the capping limit has been exceeded. If this is the case, the number of shares in the affected company is reduced until the weighting is below the capping limit. The implied reduction of the overall index capitalization (the sum of the free float market capitalization of all companies in the index) may mean that another company exceeds the capping limit. Capping is an iterative process and is performed repeatedly until no companies exceed the capping limit. If the capped portion of a company rises above 10% or fall below 10% in the course of a quarter, it is raised or lowered back to the capping limit only on the following chaining date, where applicable.

Chaining Process

Quarterly chaining is carried out on the third Friday in each March, June, September and December (the “chaining date”). The index is calculated on this day using the weights applicable up to that point for the last time. The new weights will apply beginning on the next trading day. Xetra® closing prices on the chaining date form the basis for the chaining process. The quarterly chaining procedure encompasses the following measures:

•	regular changes to the composition of the index are implemented;
•	the number of shares and the respective free float factors are updated in accordance with the capital changes carried out;
•

the accumulated income from distributions and capital changes is allocated to the index component issues according to the respective new weights. For this purpose, the cit correction factors (as described below under “Index Calculation”) are set to 1; and

•	a chaining factor is calculated to avoid a gap in the index

The chaining process is carried out in three steps. First, the index value is calculated on the chaining date according to the old weighting scheme, whereby the below formula applies.

Second, an interim value is calculated using the number of shares valid on the chaining date and the current free float factors. The cit correction factors (as described above under “Index Calculation”) are set to 1. The below formula is applied accordingly and the interim value is then used as an exact figure for subsequent calculations.

Finally, a new chaining factor is calculated by dividing the index value determined in the first step by the interim value determined in the second step. Once the chaining process is complete, the index is then computed on the basis of the new chaining factor. After calculation of the chaining factor, capital changes and dividend payments due on the date of chaining are taken into account via the cit correction factor.

If the composition of the index is extraordinarily adjusted as described below under “Extraordinary Adjustments”, an unscheduled chaining takes place. The unscheduled chaining process takes place as described above, except that the number of shares, free float and cit correction factors are not adjusted. The interim value is calculated on the basis of the companies included in the new index portfolio. Distributions will be adjusted by unscheduled chaining as described below for distributions with greater than 10% of market capitalization, and calculation of the interim value in that case is based on the adjusted price and cit correction factors. The adjusted price and the newly calculated cit correction factor are applied for the distribution company.

Adjustments for Corporate Actions

The index is adjusted for exogenous influences such as price-relevant capital changes by means of the cit correction factors, assuming a reinvestment. The index is simultaneously adjusted for systematic price changes using ex-ante calculations of the correction factor, which allows for the first “ex” price to be adequately included for index calculation purposes. As long as no “ex” price is available, the calculated correction factor and a synthetic price accordingly adjusted for the correction factor are used in the index from the ex-date of a share.  The ex-dividend date is the date after which securities without a specific capital measure (e.g., a spinoff) or without a specific right (e.g., a dividend claim or subscription right), are traded.

Cash Dividends and Other Distributions. The cit correction factors for special distributions are equal to the product of (i) the quotient of (a) the closing price of the relevant share on the day before the ex dividend date divided by (b) the result of (1) the closing price of the relevant share on the day before the ex dividend date minus (2) the special distribution on the current day times (ii) the cit correction factor as of the previous day. Within the framework of index calculation, the share price is consequently modified by the amount of the respective cash distribution. As compared to total return indices which account for special distributions, cash dividends and bonus distributions, only special distributions are corrected in the DAX® Index.

Stock Dividends. Dividends in the form of shares are treated in the same way as bonus shares or nominal value changes. If the holder is granted the right to choose between cash dividends and stock dividends, it shall be assumed that cash dividends are selected.

Distributions Greater Than 10% of Market Capitalization. If the absolute amount of the accumulated distributions (dividends, bonus and special distributions, spin-offs or subscription rights on other share classes) between two regularly scheduled chaining dates accounts for more than 10% of the market capitalization of the distributing company on the day before the first distribution, then the part of the distribution exceeding the 10% will not be reinvested in a single stock but in the overall index portfolio by means of unscheduled chaining.

Capital Increases. The cit correction factors for capital increases (against cash contributions, or using company reserves) are equal to the product of (i) the quotient of (a) the closing price on the day before the ex-dividend date divided by (b) the result of (1) the closing price on the day before the ex-dividend date minus (2) the theoretical value of the subscription rights times (ii) the cit correction factor as of the previous day. The theoretical value of the subscription rights can be calculated as the quotient of (i) the result of (a) the closing price on the day before the ex dividend date minus (b) the subscription price minus (c) the dividend disadvantage divided by (ii) the sum of (a) the subscription ratio plus (b) 1. For capital increases using company reserves, the subscription price is equal to zero. The dividend disadvantage is equivalent to the last dividend paid or the proposed dividend published by financial data providers.

Capital Reductions. In the case of a simplified capital reduction, the cit correction factor for a given day is calculated as the product of (i) the quotient of (a) 1 divided by (b) the reduction ratio of the applicable company on such day times (ii) the cit correction factor as of the previous day. In the event of a capital reduction and subsequent capital increase against additional contributions, the introduction of a new class of shares is handled by removing the old classes and including the new class with the corresponding computation of a chaining factor. This process makes two assumptions: first, that the last traded price could have been achieved; and second, that the released capital will be invested in the new class on the subsequent day. The new class is included in the index based on the respective opening price on the first day of the new quotation.

Nominal Value Changes and Share Splits. In the case of nominal value changes or stock splits, it is assumed that the respective price changes occur in proportion to the related nominal value or number of shares. The cit correction factor is calculated as the product of (i) the quotient of (a) the previous nominal value of the share class (or the new number of shares) divided by (b) the new nominal value of the share class (or the previous number of shares) times (ii) the cit correction factor as of the previous day.

Spin-offs. Where a company (“company A”) spins off one of its divisions into a new, independent company (“company B”), the adjustment is carried out as follows. A theoretical markdown cannot be calculated on an ex-ante basis since there is no closing price for the shares of the new company B. “B” shares  are additionally included in the index at a price of zero on the ex-dividend date to avoid any index tracking errors. On their first trading day, following the Xetra® closing auction, “B” shares are once again removed from the index. At the same time, the cit correction factor of company A is calculated as the product of (i) 1 plus the quotient of (a) the product of (1) the cit correction factor for company B as of the previous day times (2) the closing price of “B” shares on their first trading day divided by (b) the product of (1) the cit correction factor for company A as of the previous day times (2) the closing price of “A” shares on the first trading day of “B” shares times (3) the subscription ratio times (ii) the cit correction factor for company A as of the previous day.

Subscription Rights on Other Share Classes. Where shareholders of a company (“class A”) are granted subscription rights to shares of another class (“class B”) of the same company, adjustments are based on two different scenarios. If the shares to which a subscription right exists are already listed in the index, the cit correction factor is computed as if it were a capital increase of class A shares, where the theoretical value of the subscription rights can be calculated as the quotient of (i) the result of (a) the closing price of class B shares on the day before the ex dividend date minus (b) the subscription price minus (c) the dividend disadvantage of class B divided by (ii) the sum of (a) the subscription ratio plus (b) 1. If it is a new issue of shares to which a subscription right exists, however, then the exact theoretical value of subscription rights cannot be calculated on an ex-ante basis since there is no closing price for the new class.  As a result, the index is corrected by determining the expected price for the new shares on the basis of the price difference between the ordinary and preference shares of comparable companies. This price is used in line with the procedure described above to compute the respective subscription right.

Accuracy and Corrections

STOXX Ltd. corrects a calculation error without delay on the dissemination day it occurred, provided that STOXX Ltd. becomes aware of such calculation error before 15:30 CET of that dissemination day and insofar as technically and operationally feasible. STOXX Ltd. does not change intraday index composition of an index. If STOXX Ltd. became aware of a calculation error at or after 15:30 CET, STOXX Ltd. aims at correcting the calculation error as of the end of the next dissemination day, including corrections to index constituents. STOXX Ltd. amends without undue delay previous incorrect index values or input data only if they are required for the subsequent index values calculation. Incorrect real-time index values disseminated before the effective time of the correction are not restated.

If the rule-based error correction cannot be applied, the index governance committee assesses without undue delay if and how the calculation error should be corrected, including if the index shall be restated and/or if the dissemination of index values shall be suspended. The index should be restated, when the performance of the index can no longer be replicated. A suspension of index dissemination is triggered when the index governance committee decides that the correction will take significant time during which misleading index values could lead to financial, legal and reputational risks.

STOXX Ltd. suspends the dissemination of the index at the latest at the end of the dissemination day after it became aware of a calculation error, if the calculation error has not been corrected by then. STOXX Ltd. will resume the dissemination of the index as soon as the correct index calculation is feasible, and the correct historical values are available.

Licensing Agreement with Deutsche Börse AG

The notes are neither sponsored nor promoted, distributed or in any other manner supported by Deutsche Börse AG (the "Licensor"). The Licensor does not give any explicit or implicit warranty or representation, neither regarding the results deriving from the use of the DAX® Index and/or the DAX®, XetraÒ and FWB® trademarks nor regarding the index value at a certain point in time or on a certain date nor in any other respect. The DAX® Index is calculated and published by the Licensor. Nevertheless, as far as admissible under statutory law the Licensor will not be liable vis-à-vis third parties for potential errors in the index. Moreover, there is no obligation for the Licensor vis-à-vis third parties, including investors, to point out potential errors in the index.

Neither the publication of the DAX® Index by the Licensor nor the granting of a license regarding the index as well as the DAX®, XetraÒ and FWB® trademarks for the utilization in connection with the notes or other securities or financial products that are derived from the DAX® Index, represents a recommendation by the Licensor for a capital investment or contains in any manner a warranty or opinion by the Licensor with respect to the attractiveness on an investment in the notes.

In its capacity as sole owner of all rights to the DAX® Index and the DAX®, XetraÒ and FWB® trademarks, the Licensor has solely licensed to the issuer of the notes the utilization of the DAX® Index and the DAX®, XetraÒ and FWB® trademarks as well as any reference to the DAX® Index and the DAX®, XetraÒ and FWB® trademarks in connection with the notes

Historical Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during the period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier. We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes. The actual performance of the underlier over the life of the offered notes, as well as the cash settlement amount, may bear little relation to the historical closing levels shown below.

The graph below shows the daily historical closing levels of the underlier from January 1, 2015 through January 17, 2020. As a result, the following graph does not reflect the global financial crisis which began in 2008, which had a materially negative impact on the price of most equity securities and, as a result, the level of most equity indices. We obtained the closing levels in the graph below from Bloomberg Financial Services, without independent verification.

Historical Performance of the DAX® (EUR Price Index)

VALIDITY OF THE NOTES AND GUARANTEE

In the opinion of Sidley Austin llp, as counsel to GS Finance Corp. and The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement have been executed and issued by GS Finance Corp., the related guarantee offered by this pricing supplement has been executed and issued by The Goldman Sachs Group, Inc., and such notes have been authenticated by the trustee pursuant to the indenture, and such notes and the guarantee have been delivered against payment as contemplated herein, (a) such notes will be valid and binding obligations of GS Finance Corp., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (b) such related guarantee will be a valid and binding obligation of The Goldman Sachs Group, Inc., enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated July 10, 2017, which has been filed as Exhibit 5.6 to the registration statement on Form S-3 filed with the Securities and Exchange Commission by GS Finance Corp. and The Goldman Sachs Group, Inc. on July 10, 2017.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying product supplement no. 1,740, the accompanying general terms supplement no. 6,993, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying product supplement no. 1,740, the accompanying general terms supplement no. 6,993, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying product supplement no. 1,740, the accompanying general terms supplement no. 6,993, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

TABLE OF CONTENTS
Pricing Supplement

Page
Summary Information	PS-3
Hypothetical Examples	PS-8
Additional Risk Factors Specific to Your Notes	PS-11
The Underlier	PS-16
Validity of the Notes and Guarantee	PS-27

Product Supplement No. 1,740 dated July 10, 2017
Summary Information	S-1
Hypothetical Returns on the Underlier-Linked Trigger Notes	S-10
Additional Risk Factors Specific to the Underlier-Linked Trigger Notes	S-31
General Terms of the Underlier-Linked Trigger Notes	S-36
Use of Proceeds	S-41
Hedging	S-41
Supplemental Discussion of Federal Income Tax Consequences	S-43
Employee Retirement Income Security Act	S-50
Supplemental Plan of Distribution	S-51
Conflicts of Interest	S-54
General Terms Supplement No. 6,993 dated November 22, 2019
Additional Risk Factors Specific to the Notes	S-4
Supplemental Terms of the Notes	S-13
Use of Proceeds	S-33
Hedging	S-33
Employee Retirement Income Security Act	S-34
Supplemental Plan of Distribution	S-35
Conflicts of Interest	S-37
Prospectus Supplement dated July 10, 2017
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
Considerations Relating to Indexed Notes	S-15
United States Taxation	S-18
Employee Retirement Income Security Act	S-19
Supplemental Plan of Distribution	S-20
Validity of the Notes and Guarantees	S-21
Prospectus dated July 10, 2017
Available Information	2
Prospectus Summary	4
Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements	8
Use of Proceeds	11
Description of Debt Securities We May Offer	12
Description of Warrants We May Offer	45
Description of Units We May Offer	60
GS Finance Corp.	65
Legal Ownership and Book-Entry Issuance	67
Considerations Relating to Floating Rate Debt Securities	72
Considerations Relating to Indexed Securities	73
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	74
United States Taxation	77
Plan of Distribution	92
Conflicts of Interest	94
Employee Retirement Income Security Act	95
Validity of the Securities and Guarantees	95
Experts	96
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	96
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	96

$400,000

GS Finance Corp.

DAX® (EUR Price Index)-Linked Trigger Notes due 2020

guaranteed by

The Goldman Sachs Group, Inc.

Goldman Sachs & Co. LLC

JPMorgan

Placement Agent